Filed by Focus Impact Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact Acquisition Corp. (File No. 001-40977)

On April 12, 2024, an interview with Carl Stanton, the current Chief Executive Officer of Focus Impact Acquisition Corp. ("FIAC"), and Sunny Trinh, the current Chief Executive Officer of DevvStream Holdings Inc. ("DevvStream"), was published by the SPACInsider podcast. During such interview, Mr. Stanton and Mr. Trinh discussed, among other things, DevvStream and the proposed business combination involving FIAC and DevvStream. Below is a copy of the transcript of the interview.

DevvStream Interview Transcript

Nicholas Clayton
Hello, and welcome to another SPACInsider podcast, where we bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners.  SPACs have brought a number of sustainability companies to market, but the economics of carbon credits have always been on the edge of those specific opportunities.  Focus Impact Acquisition Corp. aims to change that with its $213 million combination with DevvStream.  DevvStream is a Canadian company focused on generating carbon credits with proprietary technology-based approaches.

I am Nick Clayton.  And this week, I speak with Sunny Trinh, Co-founder and CEO of DevvStream, and Carl Stanton, CEO of Focus Impact.  Sunny explains how DevvStream has worked to build confidence in carbon assets by consulting its wide pipeline of clients on getting better and more measurable impacts out of projects.  And Carl tells us why he believes DevvStream’s operational efficiencies and capital light model make it a unique play on the carbon market and a stable fit for the current market conditions.

Take a listen.

So, right off the bat, Sunny, DevvStream made news recently with a big multiyear agreement to sell carbon credits to an oil and gas company that could pull in millions in revenue over the coming years.  What can you tell us about that agreement and how it came together?

Sunny Trinh
Yeah.  So, one of the things that we’re doing that’s different is we work on technology-based credits that are a lot more precise as far as like the quantification and the impact.  We’re also working in the compliance market as well, too.  So, one of the issues right now in the carbon credit market is that in the voluntary space, there’s a lot of, I guess you could say a little bit of chaos going on, concerns about greenwashing.

And so, we are working on what a lot of people consider high-quality credits.  So, this company, they identified that--or saw that we were working in these things and also were working in the compliance space.  That’s the regulatory markets up in Canada.  And they approached us, saying, “Hey, we’re really interested in what you’re doing,” because they couldn’t find enough high-quality credits.

So, they actually approached us and asked me, would be interested in a contract to sell some of these credits?  And after multiple discussions, we finally agreed that is was good for both sides.  And so, that’s how we engaged and ended up finalizing the contracts.

Nicholas Clayton
Great.  And you mentioned that these are Canadian compliance credits, Sunny.  Those look to be a large part of what you expect to have in terms of your workflow moving forward.  But, how are those different from some of the other carbon credits out there, maybe in other jurisdictions?  Or, as you said, there are some that are a little more chaotic and amorphous.

Sunny Trinh
Yeah.  So, the two main areas in the carbon market is voluntary and compliance.  So voluntary, as the name implies, is for regions where there’s no government requirements on emission reductions.  And companies like a Microsoft or a Google, they make their commitments based upon what they want to do and also demand or more pressure from--I would say from shareholders and from their customers.

And so, they voluntarily buy these credits that are on a global market or NGOs or the registries that issue the credits.  In certain jurisdictions, like in Canada, for example, there are programs where if a company doesn’t meet certain emission thresholds, they will get taxed or penalized.  In order to offset that.  They buy carbon credits or compliance credits that can be used to offset their emissions as well.

And in those markets, the prices are typically regulated, so the price is much more predictable. And also because you’re offsetting a tax or penalty, the demand is much higher as well, too.  And so, that’s why we feel a lot more comfortable--as the market is evolving, the compliance market is much more predictable, and it allows us to have a lot better view of our future financial models.

Nicholas Clayton
Just how big is the carbon credit space that we’re talking about here?  And how many competitors do you really have within it right now?

Sunny Trinh
Yeah.  No, that’s a really good question, Nick.  So, taking a step back, right, as we all know, global warming is a massive problem, with the main cause coming from greenhouse gas emissions, such as carbon dioxide.  So to address it, right, the United Nations and countries throughout the globe have created emissions reduction goals and signed agreements to meet them.

And along with these goals, they created a financial mechanism called carbon credits that reward activities that reduce carbon emissions.  So, when an organization or country does something that eliminates, avoids, or sequesters carbon from the air, they would receive one carbon credit for every metric ton.

Well, if you take a look at the goals that these organizations and countries have created, they are by no means small.  It’s estimated that we will need to reduce 23 billion tons of CO2 annually by 2030, and over half of this will be driven by carbon credits.  So, this is why the carbon credit market is so massive.  In 2023, it’s expected to be over $1 trillion, and going to $2.68 trillion by 2028.  And we look at it as it’s one of these industries that’s relevant to just about every organization and country in the world because everybody is affected by global warming.

So, either there’s going to be a company with a net zero goal who has emissions that need to buy carbon credits, or there is a company that’s doing something good that generates credits.  You fit in one or the other.  And so, when we are talking about organizations, a lot of times--I was talking to my wife.  And she was like, “Well, why are you talking this company and that company.”  We talk (inaudible) organizations.  We talk about (inaudible) chains.  They are all relevant, and that’s why it makes some markets so massive.

And with regards to competitors, up to this point, the majority of the carbon credit developers are focusing on the nature-based.  It’s not right or wrong.  It’s just kind of how the market has evolved.  But, again, in order for us to really achieve our goals, there’s been studies done that nature-based solutions will only address up to 20% of the solutions necessary.  So, the other 80% needs to come from technology.

And there really isn’t many other companies that are doing what we’re doing on the technology side, just because, again, it just happens to be our background, our DNA, and we have it intersected.  And so, there’s really not anybody doing what we do.  And I’ll give you one example.  We have an MOU, and this is public information, with a $2 billion Japanese distributor called Riodan (sp).  They distribute high efficiency HVAC systems, refrigeration systems, EV chargers.  All these things are eligible for generating carbon credits.

They flew out to LA.  I met with the team, and we spend half a day talking about how all these things are eligible for carbon credits.  They spent about six months going back, doing their evaluation and research.  And they came back and said, “Yeah, this is something that we want to partner with you because we can’t find other resources to be able to do this.”  So, we feel that right now, we probably have like a two-year head start because, again, of our intersection.

And other folks are going to come in as these things--as the market evolves, gets  bigger, and hopefully, we become more successful.  We’re going to find a lot more competitors.  But for now, we feel like we have a two-year head start to sign these companies like a Riodan, to sign municipalities and cities and get our arms around as many of these projects as possible and really grow.  And that’s one of the reasons why we’re partnering with Focus Impact, to get us on the bigger exchange and also bring in more resources as well, too.

Nicholas Clayton
Great.  And for Carl, as we’ve just mentioned here, this is an evolving market.  What got you and the Focus Impact team first looking at the opportunity here in environmental assets?  And how did that path get you all the way over to DevvStream?

Carl Stanton
It’s a great question, and I have to go back a little bit in time to when we founded our firm, Focus Impact Partners, and created this idea that we wanted to find companies that were doing something good for the planet but also creating top-tier financial returns.  That’s an important element for us.  My partners and I have both been--have all been private equity investors for the bulk of our careers, in my case over 30 years.

We’ve had the opportunity to run multiple private equity firms.  And when we created this one, it was really done with that mandate.  So when we started the search in 2021, you might recall that’s when all the growth stocks went away, and finding great companies was really hard.  We started to pivot towards companies that were doing--they were in the middle of a major transition.

And when you look at what’s happening in the carbon credit space, there’s--really, it’s a poster child for that, that the U.N.--starting with the U.N. and all the signatories to the various accords, have effectively mandated that carbon credits are required to be a part of the solution of the declimatizing work that’s being done globally.

So, how do you play that?  How do you assist companies in developing them?  It’s an industry that’s littered with, or mostly populated with, nonprofits, and it’s got some cottage industry aspects to it.  There are a lot of people that are developing projects that they’re very passionate about, but they don’t necessarily know how to get those credits to market.  They don’t know how to turn those into an actionable project.

And that’s where DevvStream really fits in.  DevvStream is really--in a way we got lucky.  The introduction to Sunny was timed almost at the same time that there was a negative article about a very certain type of carbon credit, nature-based carbon credits, that came out in an international newspaper.  And that same newspaper has gone on to continue to investigate the industry and has really done some good service to the industry to call out bad actors.

But, they tend to be very, very focused on nature-based credits.  And Sunny’s group was almost exclusively focused on technology-based credits.  Some of the problems with nature-based credits of inherent challenges that make them hard to measure and to maintain don’t exist in the technology world.  So, we believed that Sunny and his team were really on to something extremely unique that fit the times.

If the world needs carbon credits, and McKinsey was estimating that the demand for carbon credits, the voluntaries, are going to grow 50 up from today’s levels by the end of the decade.  So if you need carbon credits, and nature-based credits are under fire, then technology-based credits would be a major part of the answer.  So, we hit it off very quickly.  It fit very much the theme that we were trying to stay true to, and that’s how we got to today.

Nicholas Clayton
Well, that leads us right into talking about those technology-based credits.  And so, Sunny, how do you--how does that whole process work?  How do you identify an opportunity, generate that technology-based credit, and then get it to market?

Sunny Trinh
Yeah.  So, that’s kind of our secret sauce, and it’s also our DNA.  So, most of our teams are engineers or physicists.  I have an engineering background, engineering degree as well.  We have four PhDs on our team.  And so, it’s not that we have anything against nature-based.  It’s just not where we came from.  We just happen to intersect at a technology level.

So having that background and that knowledge, we work with a lot of different organizations that come to us, and they bring certain types of technology.  We take a look at it and see if it’s the carbon credit market, if there’s certain methodologies in place that will make them eligible to generate credits.  And then, our model is that we provide a full turnkey service, where we literally do everything, from identifying it, validating it, registering it, getting it certified, and turning in the credits.

And our model is simple.  We don’t charge these organizations one penny, so there’s zero risk.  Our fee is that after we generate the credits, we keep typically 25%, give or take--25% of the credits.  And so, we’re bringing them a stream of revenue they’re not seeing, and we’re helping really to enhance their technologies.  Because a lot of times, these technologies come at a cost over maybe lower, something that is more commonplace, that has higher carbon emissions.

And so, by bringing the stream of revenue, we have offset that cost and really advanced technologies.  In addition, we’ve worked with a lot of other organizations, including municipalities, where we can bring these technologies into the municipalities and almost act as their bus dev.  And then, at the same time, we’re working with municipalities as well, where we will sit down with a city planner or mayor and identify all the activities that they’re doing.  And from there, we would be able to help them generate credits and bring revenue into the city.

So that way, as the cities are advancing towards a more greener, sustainable environment, we can help pay for some of that, rather than coming out of taxpayer money.  And I’ll give you one example, Nick.  We have one city we’re working with in Canada that’s looking to electrifying their municipal buses.  The city had no idea that was eligible for carbon credits.

Well, we’re coming in and managing that and generating the credits for them to help offset some of the costs, or even maybe lower the fares.  That way, it encourages more usage and things like that.  So in the end, it’s an extra stream of revenue that actually really helps advance these technologies.  And kind of like what Carl said, because with technology the data is much more precise, there’s less opportunity for greenwashing or overestimation and things like that that exist in the nature-based world.

Nicholas Clayton
Great.  And getting into your proprietary part of this, because I think people are perhaps familiar with some of the basic sort of things, we’ve mentioned here defining efficiencies or electrification and things like that, that those are technologies that are out there.  But, your piece, where you’re able to apply some of your secret sauce, as you say, in terms of the measurement and even you’ve mentioned the use of blockchain tools.  How does that work, and why is that an important piece in this?

Sunny Trinh
Yeah.  One of the biggest issues in the carbon market is there’s a lack of transparency on how the data used to generate the carbon credits is generated.  And so, like with nature-based, it’s really hard to measure the true impact of, say--let’s say you have 100,000 acres of Amazon rainforest.  There’s no way you can measure every single tree, so a lot of it is done with models.  And with models, it could be relatively easy to overestimate.  And that’s what’s been happening in the market.

And at the same time, when folks are buying these carbon credits, they don’t see that overestimation in the models, and it’s really hard to get that data.  So, what we’re doing with our blockchain is that we’re not using the tokenizer or doing any of that.  What we’re doing is we’re creating almost like an open ledger, where any stakeholder who’s looking to buy the credits or looking to invest in a project can see how the data is calculated, where it came from.  And all the transactions are on the credits themselves.

So, this way, everything is an open book, and you can--it allows for that trust and the opportunity to really get under the hood and see all the details.  And so, we have a proprietary blockchain from our (inaudible) that we use that we feel is the greenest blockchain out there as well.  And we provide all the transparency, put all the data on that, on top of everything else on the technology side.

Nicholas Clayton
Great.  And you have the two different models of how you generate revenues in your presentation, between the two sides of carbon investment and carbon management.  How do those two different business models and returns differ between those approaches?

Sunny Trinh
Carbon management is, like I said before, when we go and identify other technologies or maybe municipalities and help them generate credits with projects that they’re working on or doing.  So, we don’t make any investments into those.  And because we’re not making any investments, and when we get our 25%, it’s almost like a SaaS model, where there’s very little and almost no CapEx.  It’s just the cost of generating the credits.  We are finding and validating it.  That’s the only cost that we bear.  And then, outside of that, everything else is essentially profit.

And in some cases, we’ll identify projects that we may want to put--that requires CapEx that might be worthwhile for us to invest in.  In those projects, there’s--sometimes they’re a lot more mature.  They’re a lot further along.  The group might have already done some of the work already.  So, it gives us credits sooner, and it allows us to be a little more active on that side as well, too, and get maybe a larger portion of the credits.

Nicholas Clayton
Got it.  And so, we’ve touched upon some of the skepticism about ESG out there at the moment and how--the difference between nature and technology-based carbon credits.  But also, I just sort of found it interesting because a lot of the lines of criticism are, as you’ve mentioned, the greenwashing.  And there’s an appetite for ESGs, and, well, companies are just going to slap green on just about everything.

But, I found it interesting that in your materials, you noted a couple of projects where you either didn’t get a certification or found that it actually would cause more harm than good as a part of your consulting process.  And so, can you just walk us through a little bit about, like what are you looking for, and what are sort of the different levels of investigation when you’re really assessing some of these things?

Sunny Trinh
Yeah.  So, we have a proprietary step process where we look at everything from financial risk, engineering risk, environmental risk, and financial risk as well, too.  And we score each of these different categories.  And that’s how we decide whether we move forward with a project or now.  An example that you’re sharing, Nick, was actually really interesting.  We’re working on a hydrogen project that was being--I think it was being exported to another country with a project developer.

And we found that the energy used to generate the hydrogen was generating more emissions than it would save on the other end when the other side was using the hydrogen.  So in this way, it actually helped the project developers because it allowed them to identify something that they didn’t see in the first place and then move that hydrogen generation to a lower emissions region, where the electricity didn’t have as much emissions as well.

So, these are things that we do just kind of even beyond our typical generating carbon credits, but we help some of these projects move into a better space, so that way, they don’t run into issues (inaudible).  Because imagine if they’re generating credits off of this, and then somebody does an audit, and all of a sudden it’s like, wait a minute, these credits are actually false because you’re turning more emissions than you’re saving.

Carl Stanton
There is a lot of anti-ESG talk here.  But, what’s interesting about it is that those people agree that climate warming is happening, and we have to do something about that.  And so, what’s interesting about Sunny’s business, the backdrop is it’s a trillion-dollar market.  Carbon credits today are a gigantic market.  It is substantially larger in Europe than it is in the U.S. but--and most of that is compliance.

But, that market is likely to continue--or is projected to continue to grow another two-and-a-half fold over the next five years.  And, of course, as I said before, the voluntary market is going to grow 50 times.  So, what’s really happening there is the governments and similar entities are deciding that they have to do something in order to protect their populace.  They’re increasing the amount of compliance markets that are out there.

The voluntary markets are largely fueled by corporations that have made pledges to their stakeholders that they’re going to reduce their carbon impact.  So, carbon credits are an output of that.  Now, we’ve been a big believer that charity will get you so far.  People will feel good one year and maybe the next year not feel good.  But, it really has to be something that’s self-sustaining, and that’s where capitalism has solved so many problems.

And we are capitalists.  I don’t think you have to really believe that--in any ESG movement, to believe that if I’m a corporation, and as part of my process, I need to bring energy cost down, right, that’s just part of what I’m doing, and I could do that by employing certain technologies, they probably don’t recognize yet that they can also oftentimes get carbon credits out of that.

So, they’re getting paid to do something that they--that’s good for them anyway, that’s good for the environment anyway, but then also can generate credits that other people can use to offset something maybe they can’t--in an industrial process, they can’t further reduce.  So, this is why we think it fits anybody.  No matter what side of the aisle you sit on, you have to say that, “Well, it’s just good business.”  It’s good business.  It fits capitalism, and it’s the creation of a new market that will enable this to continue for generations and not just be subject to the political whims of a period of time.

Sunny Trinh
Yeah, Nick, if I can add to that as well, too, and Carl had some really good points.  The way to look at it, too, is some of the issues that people have, or some of the criticism, is that we’re giving companies a get-out-of-jail-free card.  Well, a lot of times, these companies, they’re doing these activities anyways.  And so, by creating a financial mechanism or a vehicle, they’re going to be paying for somebody else to do something good.

So, if we didn’t have the carbon credit, they wouldn’t--that money wouldn’t have flowed over to these other projects that will help advance these other technologies as well, too.  So, in effect, we are helping advance the good side.  Yes, we’re giving a little bit of leeway to the bad side, but it’s also helping mitigating it by offsetting it with the good projects.

Nicholas Clayton
Definitely.  And so, moving over to the deal somewhat, DevvStream is already a publicly listed company, granted not on one of the larger exchanges globally.  And so, can you explain why the opportunity to jump up to the NASDAQ brings so much value here?

Sunny Trinh
Yeah.  It’s like you said, being on the Canadian Exchange, and Cbeo (sp).  Cbeo have been great partners with us.  It’s just much smaller.  We’re not seeing as much liquidity.  And also, carbon was like the hottest thing since sliced bread in Canada a couple years ago.  But, it’s a relatively fickle market, and due to some other companies not performing as well, the market turned and flipped literally 180 degrees, not quite overnight but pretty much close to that.

And we’re in the position where we have over 140 projects in our pipeline.  We have an opportunity to really grow and really expand and also create even more of an impact.  We’re also considered to be one of the world’s leaders in the carbon space by organizations like the United Nations, for example.

So, by jumping on to NASDAQ and partnering with Focus Impact, it gives us a lot more visibility, creates a lot more liquidity for our stock, but it also allows us to raise capital as well, too, to be able to take on many of these projects.  And one of the beauties of technology is that it’s very scalable.  So, we have a building sufficiency program, for example, that will aggregate any activity that buildings do all across North America.  So, as we sign on more real estate partners or (inaudible) chains, we need more resources, as well.

I mentioned working with cities.  We have a couple cities right now we’re finalizing agreements with.  Once we get those under our belts, we’ve got two dozen more cities behind them.  Again, it requires more resources.  So, all these things, I think, allows us to move much quicker and then also allows us to really establish ourselves and put our staff in the marketplace as the leader, especially on the technology side.

Carl Stanton
Yeah.  And just to add in there, DevvStream will be the only carbon credits company that’s listed on the U.S. Exchange--the U.S. Exchanges are obviously the most liquid and most regulated in the world.  And if you’re holding yourself out as somebody who is selling or helping market carbon credits, which have been subject to so much scrutiny, we thought it made tremendous sense when Sunny came with that idea, to want to provide that level--or subject yourself to that level of scrutiny and transparency that is required by an SEC-registered company, a Nasdaq-listed company.

Well, that’s why they’re doing it.  The carbon credit market is primarily dominated by nonprofits and small, independent companies that have no transparency.  So, this is a move towards what we think will happen over and over again, where people will realize that if public companies want to deal with other public companies, they want that level of scrutiny on their financial statements.  So, this is a step towards that end.

Nicholas Clayton
Well, and going further into that, given how unique DevvStream would be as a standalone play on a big exchange like the Nasdaq, Carl, just how did you go about establishing an evaluation for the company?  And what did you see as being some of the most logical public comparables?  And what were some of the key metrics that you find to be informative for investors to sort of understand the value here?

Carl Stanton
Great question, and not an easy one.  As in a lot of emerging industries, there were no pure play competitors to what DevvStream was doing.  So, we triangulated on it with companies that were in the energy transition space that were--that may have had carbon credit exposure or in green industries.  So using those metrics, you could, then, start to delineate where DevvStream stood out.

And it stands out kind of in two different ways.  One is obvious.  It’s growth, it is growing from a very, very low base to a market that is expected to be very, very large, so that’s easy to stand out.  Many of these companies--let’s say sometimes companies in this space are compared to mining companies or companies where there’s a stream of revenue that’s coming out.  We think that’s a poor comparison, but we understand why people would say it.  Those companies don’t have much growth.  They’re not known for their growth.

The other thing is that DevvStream’s model is effectively a consultative model because their proposition to businesses, by and large, is we will do the work for you.  We will get you your credit, your project put on to a major registry, and make sure that that process is seamless.  And we’ll monetize the credit for you on the other side.  That is a consultative model.  It’s a very high-margin model, high-free cash flow model.  And in Sunny’s company’s case, it doesn’t require much in the way of capital expenditures.

So, it looks very different from most companies because you don’t have to have a big plant.  You’re not building major infrastructure.  It is driven off of know-how, IP, and extreme knowledge and connections in this space.  So, that’s why high-margin, high-growth, yes, not many competitors.  When we came up with our valuation, we took a very--what we believed to be an appropriate discount to what the median of all those companies we’ve laid out on our presentation would say.  And that’s how we developed it.

Nicholas Clayton
Yeah, it’s really interesting, some of the different business models you mentioned there of different companies in this space and different ways you could look at.  There was something that crossed my mind, and perhaps the space is just too early for it.  But, I do wonder, do you expect that at some point in the future, there will be enough carbon credit generation out there that there would be companies that could potentially position themselves to be valued in a similar way as mining companies and that there’s sort of a bank of credits, and they are valued based on their NAV that they’re holding?

Do you see things getting to that point where there are--there’s value in holding a certain amount of credits and building value that way?  Or do you think the consultative model is the way to stick on it?

Carl Stanton
Well, we believe that the market will--as it matures, it will attract more capital.  More companies will be public. That’s all a good thing because we’re trying to accomplish that goal.  But as that happens, the rates of return won’t be quite so easy, and perhaps the growth rates will be different.  And like in any market, we’d expect that maturation to lead to consolidation and all the things that happen that end of it.

Today, however, and for the foreseeable future, there is just growth.  It’s people using carbon credits more to offset their emissions.  And what DevvStream will have the opportunity to do will be to decide--today the models are run with the notion that the carbon credits are sold as soon as they’re developed.  There’s no asset management component to what DevvStream does.  But, it is an obvious offshoot of what could happen, that environmental assets in all their forms are becoming more mature.

They’re going to become, obviously, more popular and eventually more regulated.  You could imagine that, much as in other asset classes, new asset classes, that as they grow, there will be an asset management component to it.  So, we would see that happening.  It just--we think there’s so much growth in the next five years that that will be an interesting next step.

Nicholas Clayton
Sure.  And looking at the deal itself again, in your materials note, you’re aiming to raise a $33 million pipe.  And we’ve seen some signs that the pipe market is starting to open up again a bit more for SPACs after a pretty difficult and pretty tight year in terms of arranging those instruments.  So, how have your discussions being going?  And what kind of investors are you prioritizing getting involved in the deal?

Carl Stanton
Well, it’s interesting.  Sunny brought a team of people from his group to COP28 in Dubai in the fourth quarter of last year.  And we joined with him.  In the studies team, we’re invited to speak on a number of panels.  They have high notoriety in that space.  And that was the beginning of the conversations with, let’s say, people that are defined buyers in environmental assets and investors in--for all different reasons.

Some of them are doing it for economic reasons, some of them are doing it because they really believe that that’s their mission.  There are a number of people that are interested internationally in what DevvStream is doing.  And so, we’ve been courting those since that time.  And, of course, we can’t say how that will ultimately play out, but that is the--those groups are people that you would expect to be long-term holders of the company over the long term.

In the near term, the group of--there’s another subset of investors that have been stalwart investors in these types of assets for decades, and that would include smaller institutions and family offices that you would normally see in cause-based initiatives like this one.  DevvStream has the benefit of allowing them to have liquidity and to have return attached to it.  It’s not meant to be a gift to the world.  It’s meant to actually create return.

So, those are two groups we’re courting very heavily.  And, of course, the group of investors that tend to participate in many of these SPACs, loosely speaking the event-driven hedge funds, those groups, we do see that they’ve become much more active, and they’ve become much more interested in ways to become bigger players into these SPACs.

So, it will end up being a mix of all those three groups of people that ultimately come to it.  I have to point out, again, that the company does have a very asset-light model and a low burn rate, which gives Sunny and his team the opportunity to really pick who they want to partner with.

It’s important that your investor base appreciates that this is going to be an interesting ad fast ride, but it’s going to have elements of what you mentioned before.  ESG was a very easy conversation to have two years ago, not so hard--sorry, not so easy to have that conversation today, so we don’t say those words.  We say it in a different way.

Nicholas Clayton
And you mentioned in the model there, and I guess talking about operations a bit more as well, DevvStream does project to generate positive EBITDA already this year and has, according to the presentation, really fairly low corporate and operational expenses.  So, I guess, what are just some of the key things that you see, Sunny, as being the key things you need to execute on this year to hit those goals and to maintain that momentum moving into 2025?

Sunny Trinh
Yeah.  One of the challenges for the current credit market is the amount of time and effort to generate credit is fairly complex and lengthy.  So, it’s a good news, bad news, right?  The good news is that it creates a lot of barriers for competition, and that’s why we’ve kind of been able to create our own nice, little niche to be able to do this.

The bad news is, like I said, it takes a little bit of time.  And so, that’s going to be the biggest challenge is going through that process and trying to speed it up.  And at the same time, we’re also helping evolve and improve the market to shorten that amount of time using things like our platform, using technologies, and so forth as well, too.

So, first, that’s probably the biggest challenge is just the amount of time it takes to generate the credits.  Like the good news, though, on the flip side, once we do and we get our programs up and running, that’s an advantage we have, too, is--and I’ll touch on it on a second.  But once you have it up and running, bringing on additional clients, bringing on additional project groups, allows us to generate credits much quicker.

And so, our approach is rather that doing one project at a time, we go and register an entire program that aggregates multiple projects in that same type of technology.  And that’s one of the advantages, that technology allows us to do that.  So I mentioned before, like we have a building efficiency program, where a building owner or a hotel chain, or whatever, who are upgrading any kind of equipment to improve their energy efficiency, so maybe improve HVAC systems or LED lighting, they’re eligible for generating credits.

So, each time we bring on a new client, rather than starting a new project fresh, we just roll them into the program that we’ve already registered and have them up and running literally within a day or two.  So, it’s much quicker, and it’s much more efficient for us as well, too.  But, it does take a lot more time to get it up and running, a lot more complex.  And that’s where like--so, we’ve created a nice, little niche.

Nicholas Clayton
And I notice that you expect to be taking in a lot of--a huge portion of your revenue through those efficiency projects this year, but alternative energy is going to become a bigger part of the revenue pie beginning next year.  What are some of the things you’re looking at there, and what do you see in that shift?

Sunny Trinh
Yes.  Well, again, it’s partly energy transition, right?  In order for us to meet our net zero goals, you have two ways to do it, right, reduce the emissions and the energy consumption, and the other is to electrify and start switching over to much more renewable energy.  And that’s where we’re kind of playing and hedging both sides of it.  So, one of the nice things, with our model, is that we don’t need both or everything to hit in order for us to succeed.  We can--and by hedging, looking at different technologies and different approaches.

If one or the other succeeds, we’re going to be able to hit our number and be able to hit our forecast as well, too.  And so, we have some wiggle room there.  And that’s why--we have 140 projects in our pipeline.  We don’t need 140 projects today.  We just need a fraction.  Some of them are alternative energy, some of them are energy efficiencies.  And even in the nature-based side, we are working on some of those to help some of these nature-based programs by bringing in technology as well to address some of those issues that we mentioned earlier.

Nicholas Clayton
Sure.  And, I guess, just looking ahead at the various different things, the various new technologies, new regulatory frameworks, all the different things that are coming here, and even just looking at, I guess, the verification and sort of the distribution side in terms of the marketplace--I mean, you are partnering with Xpansiv, which I find to be a very interesting place and the things that it’s doing in providing that marketplace for credits and perhaps a little bit more price certainty and things like that--just among the various moving pieces that are out there at the moment, what are some of the things you’re most excited about seeing in terms of the development of this market?

Sunny Trinh
I think the biggest piece is addressing all those concerns around greenwashing and reputational risk and so forth, to really button up the carbon market.  Because we honestly believe that in order for us to meet these net zero goals, we actually have to have a carbon credit market.  But, there’s been a lot of issues, and that’s why we’ve had some pause, and some markets slow down a little bit.  But, it’s still going to happen.

When you talk to CEOs, when we talk to even countries, whether it’s ministers or presidents, a lot of them that have net zero goals, most of them have no idea how they’re going to hit it.  So, they’re going to need to buy carbon credits.  They’re going to need to be able to depend on organizations like ours.  And we need to have dozens more DevvStream’s out there.  And we’ll be happy if that’s the case.  But, this market is going to grow, and as we help evolve it and make it better and address these issues, it’s going to become much more reliable and dependable.

And then, carbon credits will become a financial asset.  That’s why, like Carl mentioned, a lot more capital is going to come into it.  And even though it’s a trillion-dollar market now, if we are able to fix a lot of these issues, it would be much, much bigger and much more impactful in helping us address all those issues, but also create a whole new market where financial organizations will want to jump in in a big way.

Carl Stanton
Yeah.  And I would add onto it.  We’re looking forward to the--the driving force behind this is likely to be corporations.  And, as is the case a lot of times, when nations are trying to figure out how to handle something, a lot of just basic businesses decide they can--they start to do it themselves.  And so, the voluntary market is driven by that, not just big businesses.  Small businesses, individuals can all participate in this market.

And as that happens, as people start to realize that there is a bit of capitalism in there, and you don’t have to feel bad about that, you can feel like that allows us to believe that it’s going to be sustainable, then we believe it can really grow quickly.  And that’s what we all need.  I mean, we need it to be viewed as viable.  It needs to be viewed as honest and fair.  And that, we believe, will create the volume necessary to really make a dent.

I’ll give you an example.  There are a number of high-profile projects doing a very specific type of carbon capture.  It’s called Direct Air Capture.  And those projects are attracting venture capital money and high-profile money.  And we very much applaud those projects.  They do require new technology, they’re expensive.  The estimates are that the cost per ton of carbon removed from the environment is upwards of $1,000 a ton.

Now, carbon credits, if you look at the average carbon credit that the Fortune 50 would report are being bought for $20 to $30 a ton.  So, DevvStream’s approach has always been that a ton of carbon is a ton of carbon.  Whether or not it’s just not emitted or whether it’s sequestered and put into the ground, it’s still kind of carbon.

And so, finding ways to be rational and helping people be rational about, this is just a cost of production, or this is just a benefit, and you can measure it, and there’s a market, so it’s not subject to interpretation and guess, that, we believe, is going to fuel this whole decarbonization part.  That’s what’s going to really get us out of the hole that we’re in.

About DevvStream

Founded in 2021, DevvStream is a technology-based sustainability company that advances the development and monetization of environmental assets, with an initial focus on carbon markets. DevvStream works with governments and corporations worldwide to achieve their sustainability goals through the implementation of curated green technology projects that generate renewable energy, improve energy efficiencies, eliminate or reduce emissions, and sequester carbon directly from the air—creating carbon credits in the process.

On September 13, 2023, DevvStream and Focus Impact Acquisition Corp. (Nasdaq: FIAC) (“Focus Impact”) announced that they have entered into a definitive Business Combination Agreement for a business combination that would result in the combined Company (DevvStream) to be listed on the Nasdaq Stock Market under the ticker symbol “DEVS”.

About Focus Impact Acquisition Corp.

Focus Impact is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Focus Impact is sponsored by Focus Impact Sponsor, LLC. Focus Impact intends to focus its search on businesses that are, or seek to be positioned as, a “Social-Forward Company,” which are companies that marry operating excellence with the desire to create social good, with the benefit of increasing attention and capital flows to such companies while amplifying their social impact.

DevvStream Media Contacts

DevvStream@icrinc.com and info@fcir.ca

Phone: (332) 242-4316

Disclaimers

Certain statements in this transcript may be considered forward-looking statements. Forward-looking statements that are statements that are not historical facts and generally relate to future events or Focus Impact’s or DevvStream’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact’s, DevvStream’s and the combined company’s expectations with respect to future performance and anticipated financial impacts of the proposed transactions, the satisfaction of the closing conditions to the proposed transactions and the timing of the completion of the proposed transactions, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Focus Impact and its management, and DevvStream and its management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. certain other risks are identified and discussed in.  Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed transactions; (2) the outcome of any legal proceedings that may be instituted against Focus Impact, DevvStream, the combined company or others; (3) the inability to complete the proposed transactions due to the failure to obtain approval of the stockholders of Focus Impact and DevvStream or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet Nasdaq’s or another stock exchange’s listing standards following the consummation of the proposed transactions; (6) the risk that the proposed transactions disrupts current plans and operations of Focus Impact or DevvStream as a result of the announcement and consummation of the proposed transactions; (7) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) costs related to the proposed transactions; (9) changes in applicable laws or regulations; (10) the possibility that Focus Impact, DevvStream or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Focus Impact’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (12) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement and prospectus of Focus Impact (the “proxy statement/prospectus”), initially filed with the SEC on December 4, 2023, and other filings with the SEC; and (13) certain other risks identified and discussed in DevvStream’s Annual Information Form for the year ended July 31, 2022, and DevvStream’s other public filings with Canadian securities regulatory authorities, available on DevvStream’s profile on SEDAR at www.sedarplus.ca.

These forward-looking statements are expressed in good faith, and Focus Impact, DevvStream and the combined company believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and none of Focus Impact, DevvStream or the combined company is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Focus Impact has filed or will file from time to time with the SEC and DevvStream’s public filings with Canadian securities regulatory authorities. This transcript is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Focus Impact or DevvStream and is not intended to form the basis of an investment decision in Focus Impact or DevvStream. All subsequent written and oral forward-looking statements concerning Focus Impact and DevvStream, the proposed transaction or other matters and attributable to Focus Impact and DevvStream or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It

In connection with the Business Combination, Focus Impact and DevvStream have prepared, and Focus Impact has filed, the Registration Statement containing the proxy statement/prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination, a proxy statement with respect to the stockholders’ meeting of Focus Impact to vote on the Business Combination and certain other related documents. Investors, securityholders and other interested persons are urged to read the preliminary proxy statement/prospectus in connection with Focus Impact’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus, when available, because the proxy statement/prospectus will contain important information about Focus Impact, DevvStream and the Business Combination. When available, Focus Impact will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Focus Impact will send to its stockholders in connection with the Business Combination. Once the Registration Statement is declared effective, copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed by Focus Impact or DevvStream with the SEC, may be obtained, free of charge, by directing a request to Focus Impact Acquisition Corp., 250 Park Avenue, Suite 911, New York, New York 10177. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Focus Impact and its directors, executive officers, other members of management, and employees, may be deemed to be participants in the solicitation of proxies of Focus Impact's stockholders in connection with the Business Combination under SEC rules. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Focus Impact's stockholders in connection with the Business Combination is available in the Registration Statement and the proxy statement/prospectus included therein. To the extent that holdings of Focus Impact's securities have changed since the amounts printed in Focus Impact's registration statement on Form S-1 relating to its initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Focus Impact's directors and officers in Focus Impact's filings with the SEC and in the Registration Statement, which includes the proxy statement/prospectus of Focus Impact for the Business Combination.

DevvStream and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Focus Impact in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are included in the proxy statement/prospectus of Focus Impact for the Business Combination. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This transcript is for informational purposes only and does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described herein. This transcript shall also not constitute an offer to sell or the solicitation of an offer to buy the securities of Focus Impact, DevvStream or the combined company following consummation of the Business Combination, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.